Exhibit 99.1

Akari Therapeutics Announces Expanded Ophthalmology Program Based on Positive Emerging Data on LTB4-C5 Dual Action in Surface and Back of the Eye Diseases

‒	In an experimental back of the eye, autoimmune uveitis (EAU) model to be reported in a poster presentation at ARVO 2019, nomacopan (Coversin) and its long acting variants administered intravitreally, reported:

o	Significant improvement in clinical scoring versus control

o	Co-localization of LTB4 and C5a receptors in retinal inflammatory cells seen for the first time

o	Significant down regulation of pro-inflammatory T-helper 17 cells and the inflammatory cytokine IL-17

o	Efficacy of LTB4 and C5 inhibition, supporting its potential as a novel, non-steroidal therapy across a range of severe ‘ back-of-eye ’ diseases

‒	In a “first in eye” Phase I/II study in atopic keratoconjunctivitis (AKC) initial surface of the eye data from the first two patients, treated topically, nomacopan (Coversin) demonstrated:

o	No serious drug related adverse events and good tolerability

o	Rapid improvement in mean comfort and composite efficacy endpoint scores compared to baseline on cyclosporin

o	In allergic conjunctivitis, an eye surface disease, elevated levels of LTB4 were observed

NEW YORK and LONDON, April 26, 2019 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, announced encouraging new data in both the surface and the back of the eye.

“This positive initial data from our ophthalmology program supports the potential efficacy of LTB4 and C5 inhibition in eye surface and back-of-the-eye diseases. Nomacopan as a dual action inhibitor of LTB4 and C5 has the potential to be a novel eye therapy in multiple ophthalmic indications,” said Clive Richardson, Interim Chief Executive Officer of Akari Therapeutics. “Akari intends to continue development of nomacopan and long acting nomacopan variants using both topical and intravitreal administration.”

Poster Presentation at ARVO 2019

Title: Targeting the leukotriene B4 pathway and/or complement C5 via dual-functional recombinant coversin (nomacopan) in Experimental Autoimmune Uveitis (EAU)

In a poster to be presented at the Association for Research in Vision and Ophthalmology (ARVO) annual meeting in Vancouver on April 28, 2019, Dr Virginia Calder of the UCL Institute of Ophthalmology, London, and Akari Therapeutics, will announce the results of nomacopan and nomacopan variants in a preclinical model of (EAU).

Uveitis is an inflammation of the uvea, the pigmented part of the eye, which is caused by infection, autoimmunity, trauma, and certain drugs or is secondary to other diseases. The prevalence of uveitis is between 17 and 61 per 100,000 of the population and autoimmune uveitis accounts for approximately 60% of all cases. It is considered to be the major cause of preventable blindness in the world.

In this experimental (EAU) model, long-acting variants of nomacopan administered intravitreally demonstrated significant improvement in clinical scoring versus control. This improvement persisted until the end of the experiment (four days after the last intravitreal injection) and was approximately equivalent to that of intravitreally injected dexamethasone, a potent corticosteroid. The long acting variants of nomacopan are PASylated (using a technology licensed from XL-protein) and have the potential to have longer residence time in the back of the eye to provide the extended treatment time required for intravitreal injection.

Using confocal microscopy, C5a as well as LTB4 (BLT1) receptors were reported in mouse retinal inflammatory cells for the first time. In some cases these were co-located on the same cell types. Long-acting intravitreal nomacopan, which inhibits both LTB4 and C5, demonstrated significant downregulation of T-helper 17 cells and IL-17A. T-helper 17 is an important inflammatory cell associated with the release of inflammatory cytokines, in particular IL-17, and is related to the progression of uveitis and other back of the eye diseases.

Importantly, topical administration of nomacopan also demonstrated mitigation of retinal disease as determined by clinical scoring, and this initial signal will be investigated further given the potential patient benefits.

These preclinical results highlight an opportunity to develop nomacopan variants for intravitreal and topical use in uveitis and other posterior inflammatory eye diseases such as AMD and diabetic retinopathy. The novel dual inhibitory mechanism of action may provide an alternative to corticosteroids, the current standard of care for uveitis and avoid the adverse side effects that limit their usefulness. Akari is now planning to evaluate the role of topical and injected nomacopan in proliferative retinal diseases.

A copy of the poster will be made available on the Company’s website at www.akaritx.comfollowing the presentation.

Phase I/II Clinical Trial in Patients with Atopic Keratoconjunctivitis (AKC)

(AKC) is a serious orphan inflammatory disease of the eye surface which, if inadequately treated, may lead to scarring of the cornea and loss of vision. In at least 70% of cases it is associated with severe dry eye disease (DED) which may lead to further corneal damage and chronic discomfort. Current treatment, if associated with DED, includes topical immunosuppressants including cyclosporin A or lifitegrast, but in many cases systemic immunosuppression becomes necessary. Furthermore, 15% to 30% of patients experience post-instillation stinging and burning which may lead to poor compliance.*

The ongoing open label Phase I/II clinical trial of nomacopan in patients with moderate to severe AKC is enrolling patients at Moorfields Eye Hospital in London. All patients must have received cyclosporin A (standard of care) at maximal dose for at least three months prior to entering, and continue to receive this dose for the duration of the trial along with topical nomacopan twice daily for 56 days. The trial is divided into Part A and Part B. In Part A, as this is the first time that nomacopan has been administered to the eye, three patients will receive the drug in open label fashion to assess safety and tolerability. After an independent data review, an additional 16 patients will enter Part B, which is randomized, placebo controlled and double-masked. Recruitment will be enhanced by two additional sites: Bristol Eye Hospital and the Royal Liverpool University Hospital, both in the UK. Akari anticipates moving into Part B of the study by mid -year and completing by the end of the year.

Encouraging interim data from the first two patients in Part A showed no serious drug related adverse events and the patients also reported that eye drops were well tolerated post installation, which may reflect the iso-osmolarity and neutral pH of the formulation.

The two patients demonstrated improvements in the primary efficacy endpoint, a composite of 11 symptoms and signs with a >35% improvement in composite efficacy score at day 14 of treatment compared to baseline treatment on maximal cyclosporin. In the first patient, who continues in the study, a change of the primary efficacy endpoint toward baseline values was observed at day 42 and is being assessed.

In both patients, there was a marked therapeutic improvement in symptom discomfort from a mean of 2.5 at baseline on cyclosporin to 0.25 by Day 14 (where 0 is no discomfort and 3 is intolerable discomfort).

Sajjad Ahmad, consultant ophthalmic surgeon at Moorfields Eye Hospital, said: “We are pleased to be leading this first clinical trial for atopic kerato-conjunctivitis at our NIHR funded biomedical research centre. Early results are encouraging and we’re looking forward to trying to identify a new treatment which we hope will help prevent this debilitating disease.”

Ex-vivo study in allergic conjunctivitis patients

Severe allergic conjunctivitis and severe AKC are both associated with dry eye. Preclinical and ex-vivo studies commissioned by Akari at the UCL Institute of Ophthalmology, London, UK and at the School of Optometry and Vision Sciences, University of New South Wales, Sydney, Australia have suggested roles for complement C5 and LTB4 in the aetiology of eye surface inflammatory disease. In particular, analysis of tear fluid from allergic conjunctivitis patients showed 50-fold elevation of LTB4 levels compared to normal subjects.

*Refs: Holland E J et al. Ocul Surf. 2019 Mar 4. pii: S1542-0124(18)30313-6; Trattler W et al. Clin Therapeutics 2006. (28, 11): 1849 – 1855.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan (Coversin) is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan (Coversin) on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan (Coversin) and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan (Coversin) and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan (Coversin) and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for n (Coversin) may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

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